Filed Pursuant to Rule 425

Filing Person: Saba Software, Inc.

Commission File No.: 000-30221

Subject Company: Centra Software, Inc.

Commission File No.: 000-27861

10 Things You Should Know About the Saba-Centra Combination

What’s Next?

Welcome to a special edition of SabaNews. Since October 6th, when Saba announced plans to acquire Centra Software, we have received positive feedback from customers, partners and industry thought leaders. In our conversations with the extended Saba community about our plans, we keep hearing excitement about the strength of the combined company, continued support of customers and the complementary nature of our two companies and offerings. We have summarized these points into “10 Things You Should Know About the Saba-Centra Combination”.

Read the 10 Things You Should Know (pdf) [link to document that appears below]

10 Things You Should Know About the Saba/Centra Business Combination

1.	Long term Viability

•	$100 million in combined annual revenue run rate at close

•	50% recurring revenue – a solid foundation for growth

•	Saba is growing – revenue growth of 46% last quarter

2.	Largest Enterprise Customer Community

•	1100+ enterprise customers

•	51 of the Fortune 100 and 22% of the Fortune 500

•	15 million end users in 31 countries

3.	Continued Product Availability in Modular Fashion with Open Architecture

•	Customers can continue to purchase Saba LMS standalone or with other virtual classrooms like WebEx Training Center, MSFT Live Meeting, etc.

•	Customers can continue to purchase Centra standalone or with other LMSs like Sum Total, Plateau, etc.

•	Customers can continue to purchase other Centra products standalone like Conference, eMeeting, InfoGuide, Instant Assist

•	Customers can continue to purchase other Saba HCM applications standalone or as an integrated suite

4.	Continued Support

•	Existing products will continue to be supported according to existing contract terms

•	No change in the way we support third party integrations, adapters or Virtual Learning Environments in an open manner

•	No change in Centra or Saba support agreements

•	No change in ASP or hosting commitments (including help desk)

•	No change in ASP help desk commitments

•	No products will be prematurely put into end-of-life state

5.	Able to Address Growing Blended Learning Demand

•	Identified as a key need in leading organizations

•	40+ customers jointly using combined solution, a 25% increase last year

•	Requires virtual classroom to deliver blended learning over the Internet

•	Combined offering addresses current needs and future direction

6.	Complementary Companies

•	Product lines have virtually no overlap; this creates synergy rather than consolidation or distraction (unlike SumTotal w/multiple LMSs)

•	Both companies are focused on enterprise learning as our core offerings

•	Centra went back to its learning competency in 2004 and with its recent Centra 7.5 release won “Best in Show” at Tech Learn 2005 and the “Top Training Award for 2005” sponsored by HR Executive Magazine

•	Both product lines will continue to grow

•	People and expertise from both companies will be critical to success

•	Centra executives are taking key leadership roles in the combined company

7.	Deeper Integration

•	Will provide built-in, seamlessly integrated LMS and virtual classroom (blended learning solution)

•	Saba and Centra product roadmaps will be coordinated

•	Customers gain from having a single vendor (faster time to implementation, lower total cost of ownership)

©2005 Saba Software, Inc. All rights reserved.	Page 1 of 3	Saba and Centra Top 10 Things

8.	Continued Development

•	Both companies’ product lines will continue

•	Saba will be the name of the new company. Centra will be the brand name of the collaboration product suite

•	Development and enhancement will continue

•	Saba & Centra will continue to invest in APIs, third-party integrations, standards (including evolving standards) and adapters, to provide an open solution to the marketplace

9.	Focus on Customer Choice

•	Customers can use Centra with other HCM and LMS vendors

•	Customers can use Saba with other VLE vendors

•	Customers can choose standalone components or combinations that meet their unique needs

•	Customers can choose the currently integrated Saba + Centra solution

•	Customers can choose the seamlessly integrated Saba + Centra solution that is scheduled to be available in 2006

10.	Invest in Customer Communities

•	Saba intends to create a Collaborative Learning Special Interest Group (SIG)

•	The premier eLearning industry event, Centra Summit, will become a larger Saba + Centra event aimed at customers and partners

•	The combined user conference will have dedicated tracks to support the interests of Saba and Centra customers

•	The combined company will continue to hold regional user group (RUGs) for both companies

•	The Saba Global Customer Advisory Board (GCAB) will include customers using Centra

©2005 Saba Software, Inc. All rights reserved.	Page 2 of 3	Saba and Centra Top 10 Things

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding combined annual revenue run rate at close, 50% recurring revenue, customers of the combined company, the availability and support for the combined company’s products, the combined offering addressing current needs, product synergies, product lines continuing to grow, people and expertise being critical to success, the development of future products of the combined company, the intention to continue to invest in APIs, third-party integrations, standards, and adapters, and the intention to invest in customer communities. These forward-looking statements involve important factors that could cause our actual results to differ materially from those in the forward-looking statements. Such important factors involve risks and uncertainties including, but not limited to, the possibility that the market for the sale of certain products and services may not develop as expected; the possibility that the transaction does not close; unanticipated delays in closing; the possibility that the parties will be unable to successfully execute their integration strategies or achieve planned synergies; the possibility that prior to the closing of the transaction, the businesses of both Saba and Centra suffer due to customer uncertainty; unanticipated delays and difficulties in the integration of the two companies’ technologies; unanticipated costs relating to the transaction and the integration of the two companies; and other risks that are described in Saba’s Securities and Exchange Commission (SEC) reports including, but not limited to, Saba’s Annual Report on Form 10-K for the fiscal year ended May 31, 2005 and Saba’s Quarterly Report on Form 10-Q for the three months ended August 31, 2005, and subsequently filed reports. Saba does not assume any obligation, and does not intend, to update these forward-looking statements.

Additional Information and Where to Find It

Saba and Centra will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding Saba, Centra, the proposed merger, the persons soliciting proxies in connection with the proposed merger on behalf of Saba and Centra and the interests of those persons in the proposed merger and related matters. Saba and Centra intend to mail the joint proxy statement/prospectus to their respective stockholders once such joint proxy statement/prospectus is declared effective by the SEC. Investors and security holders will be able to obtain a copy of the joint proxy statement/prospectus and other documents filed by Saba and Centra with the SEC free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by Saba are available free of charge by contacting Saba Investor Relations, 2400 Bridge Parkway, Redwood Shores, California 94065, (650) 581-2500, and documents filed with the SEC by Centra are available free of charge by contacting Centra Investor Relations, 430 Bedford Street, Lexington, Massachusetts 02420, (781) 861-7000.

Participants in Solicitation

Saba and Centra, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Saba and Centra in connection with the proposed merger and related items. Information regarding the directors and executive officers of Saba and their ownership of Saba shares is set forth in the proxy statement for Saba’s annual meeting of stockholders to be held November 3, 2005. Information regarding the directors and executive officers of Centra and their ownership of Centra stock is set forth in Centra’s proxy statement for Centra’s 2005 annual meeting of stockholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus when it becomes available.

©2005 Saba Software, Inc. All rights reserved.	Page 3 of 3	Saba and Centra Top 10 Things